Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE FISCAL COUNCIL
HELD ON OCTOBER  30,  2009

On October 30, 2009, at 11:00 a.m., at the company’s head office, the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. met with the purpose of examining the financial statements for the period from January to September of 2009.

Following due examination of the said financial statements, the Fiscal Councilors resolved to register the following opinion:

“The efective members of the Fiscal Council of ITAÚ  UNIBANCO HOLDING  S.A., having perused the financial statements for the period from January to September of 2009, have verified the accuracy of all the items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted by the company during the period”.

There being no further matter for discussion, the meeting was declared concluded and its work completed. The relative minutes having been transcribed, read and approved, were signed by all those present. São Paulo-SP, October 30, 2009. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Artemio Bertholini  – Councilors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer